For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
vpower@sears.ca

Sears Canada Announces Shareholder Meeting Results

TORONTO - May 13, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today the results of the following matters which were voted upon at our Annual and Special Meeting of Shareholders held on April 27, 2016:

1.	Election of Directors

On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast	Number of Common Shares WITHHELD	Percent of Total Votes Cast
R. Raja Khanna	82,770,097	99.77%	192,479	0.23%
Carrie Kirkman	81,078,758	97.73%	1,883,818	2.27%
Deborah E. Rosati	82,778,586	99.78%	183,990	0.22%
Anand A. Samuel	81,035,306	97.68%	1,927,270	2.32%
Graham Savage	82,741,455	99.73%	221,121	0.27%
S. Jeffrey Stollenwerck	81,038,522	97.68%	1,924,054	2.32%
Brandon G. Stranzl	80,813,649	97.41%	2,148,927	2.59%

2.	Appointment of Auditors

On a vote by ballot taken regarding the appointment of auditors, it was declared that the shareholders ratified the appointment of Deloitte LLP as auditors of Sears Canada Inc. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes for the appointment of auditors:	90,138,421	99.85% (of total votes cast)
Votes withheld for the appointment of auditors:	135,764	0.15% (of total votes cast)
Total Votes Cast:	90,274,185	100%

3.	Special Resolution Approving the Omnibus Equity Incentive Plan

On a vote by ballot taken regarding the special resolution approving the Omnibus Equity Incentive Plan, as more fully described in the Company’s Management Proxy Circular, it was declared that the shareholders confirmed the Special Resolution approving the Omnibus Equity Incentive Plan. Voting results are as follows:

Votes for the adoption of the Special Resolution approving the Omnibus Equity Incentive Plan:	80,202,745	96.67%	(of total votes cast)
Votes against the adoption of the Special Resolution approving the Omnibus Equity Incentive Plan:	2,761,584	3.33%	(of total votes cast)
Total Votes Cast:	82,964,329	100%

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.